FRESCA WORLDWIDE TRADING CORPORATION
7337 Oswego Road
Liverpool, New York 13090
(315) 703-9014

February 8, 2008

VIA EDGAR CORRESPONDENCE
Paul Fischer
Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Fresca Worldwide Trading Corporation
Acceleration Request
Registration Statement on Form SB-2
File No. 333-145882

Dear Mr. Fischer:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), Fresca Worldwide Trading Corporation, a Delaware corporation (the “Company”), formally requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form SB-2 (File No.: 333-145882) as of 12:00pm (EST) on Tuesday, February 12, 2008 or as soon thereafter as practicable.

In accordance with Rule 461, this will confirm that the Company is aware of its obligations under the Act. This will further confirm that there are no underwriters involved in this registration.

The Company hereby acknowledges that:

(a)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (315) 703-9014 if you have any questions regarding this matter.

Very truly yours,

Fresca Worldwide Trading Corporation

By:	Margaret A. Burton
Margaret A. Burton
President

cc:	Virginia K. Sourlis, Esq.